Exhibit 99.1

TechFaith Reports First Quarter 2014 Financial Results

Beijing, China, May 20, 2014 - China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced unaudited financial results for the first quarter ended March 31, 2014.

For the first quarter of 2014, TechFaith reported net revenue of US$26.2 million compared to US$31.2 million in the fourth quarter of 2013 and US$28.2 million in the first quarter of 2013. Revenue remained stable in the Company’s the Original Developed Product or ODP business, which was offset by declines in the Company’s gaming business, and seasonality led declines in the Company’s brand name phone business. Revenue in the first quarter of 2014, as compared to the fourth quarter of 2013, derived from the Company’s ODP business, gaming and brand name phone sales, decreased by 1.4%, decreased by 94.5% and decreased by 49.9%, respectively.

Gross profit for the first quarter of 2014 was US$1.9 million compared to US$4.0 million in the fourth quarter of 2013 and US$4.6 million in the first quarter of 2013 primarily reflecting the adverse impact of the lower revenue level and business mix. Gross margin for the first quarter of 2014 was 7.4% compared to 12.9% in the fourth quarter of 2013 and 16.2% in the first quarter of 2013. Net loss attributed to TechFaith for the first quarter of 2014 was US$2.9 million or US$0.05 loss per basic and diluted weighted average outstanding ADS, compared to net loss of US$2.1 million in the fourth quarter of 2013 or US$0.04 loss per basic and diluted weighted average outstanding ADS and net income of US$0.3 million in the first quarter of 2013 or US$0.01 per basic and diluted weighted average outstanding ADS.

Miss Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “Revenue in the first quarter was affected by our ongoing strategic shift in our gaming business and the industry-wide impact of seasonality on the smart phone and branded phone markets. We expect the situation to remain challenged as the second quarter is normally a softer period for the industry. Importantly, we continue to carefully manage our operating costs and discretionary spending, while maintaining a strong balance sheet to support the Company’s long-term health. We reduced operating expenses by an additional US$2.5 million, or 28.0%, compared to the fourth of 2013. Our cash and cash equivalents was US$258.5 million at the end of first quarter 2014.”

Mr. Deyou Dong, President and Chief Operating Officer of TechFaith, said, “The impact from seasonality was magnified by continued higher competition and higher costs. Our focus remains on sustaining our core product programs, supporting customers with new tailored mobile devices and exploring new market segments in which we can leverage our design expertise and global reach. One example is in smart devices, where our sales increased by 260% compared to the previous quarter. While this is growing off a small base, it exemplifies the potential opportunities we are building on.”

Mr. Defu Dong, Chairman and Chief Executive Officer of TechFaith, said, “While the first quarter remained challenging, we nonetheless worked hard to lessen the impact of seasonality, mix and the ongoing strategic shift in our gaming business. Our core business remains challenged and stressed but there is still a far greater asset value we have created than that reflected in the Company’s share price. Our goal remains to build upon our strength in the niche and branded mobile segments. We have seen several applications that while in their infancy have considerable potential. For example, there has been great interest from both consumers and developers in the wearable segment. This is particularly exciting for us as we can leverage our extensive development assets, including in ruggedized and tailored products. We are working with customers on a variety of potential devices, spanning the health and healthcare markets to fitness and outdoors. Separately, we remain on track in the development of our High-Tech Park Campus.”

Second Quarter of 2014 Outlook

The forecast below is TechFaith’s current and preliminary view, which is subject to change. TechFaith currently expects total revenues for the second quarter of 2014 to be in the range of US$22million to US$26 million.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Tuesday, May 20, 2014 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Tuesday, May 20, 2014 in Beijing), using dial-in +1-617-597-5447 or +1-877-299-4454. The conference call passcode is 86473556. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-617-801-6888, with passcode 12659131. A webcast replay will also be available at www.techfaithwireless.com

About TechFaith

TechFaith (NASDAQ: CNTF) has three primary businesses. The Company is a leading global mobile solutions provider for the global mobile handsets market (previously called the ODP (Original Developed Product) business). The Company is a leading developer of specialized mobile phones for differentiated market segments, including the rapidly growing smartphone market targeting wireless mobile phone network operators and end users; the Company also serves sports enthusiasts with a tailored line under the Jungle brand and the teen market under licensed brands. Under the Company’s 17FOX brand (previously “17VEE”), the Company has built a leading intellectual property based motion gaming business ranging from Bluetooth-enabled motion gaming controllers and software to a planned proprietary set-top motion game box. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8390 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended March 31		Three Months Ended December 31
	2014	2013	2013
Revenues:
ODP	$23,338	$14,532	$23,680

Brand name phone sales	2,712	10,301	5,414

Game	117	3,402	2,112

Total net revenues	$26,167	$28,235	$31,206

Cost of revenues:
ODP	$21,719	$13,157	$20,493

Brand name phone sales	2,492	7,878	4,698

Game	26	2,639	1,992

Total cost of revenues	$24,237	$23,674	$27,183

Gross Profit	$1,930	$4,561	$4,023

Operating expenses:
General and administrative	$2,104	$1,747	$1,660
Research and development	1,799	1,845	2,222
Selling and marketing	2,420	647	547

Impairment of long-lived assets	—	—	3,110

Impairment of goodwill	—	—	1,242

Total operating expenses	$6,323	$4,239	$8,781

Government subsidy income	—	19	84

Other operating income	612	284	960

(Loss) income from operations	$(3,781)	$625	$(3,714)

Interest expenses	(130)	—	(78)

Interest income	443	523	462

Other (expense) income	(1)	—	229
Change in fair value of put option	(60)	(30)	(30)

(Loss) income before income taxes	$(3,529)	$1,118	$(3,131)
Income tax (expenses) benefits	(32)	(754)	891

Net (loss) income	$(3,561)	$364	$(2,240)
Less: net (loss) income attributable to the noncontrolling interest	(668)	58	(176)
Net (loss) income attributable to TechFaith	$(2,893)	$306	$(2,064)

Net (loss) income attributable to TechFaith per share
Basic	$(0.00)	$0.00	$(0.00)

Diluted	$(0.00)	$0.00	$(0.00)

Net (loss) income attribute to TechFaith per ADS
Basic	$(0.05)	$0.01	$(0.04)

Diluted	$(0.05)	$0.01	$(0.04)

Net (loss) income	$(3,561)	$364	$(2,240)
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(9,529)	1,032	3,908

Comprehensive (loss) income	(13,090)	1,396	1,668

Less: Comprehensive (loss) income attributable to noncontrolling interest	(1,545)	143	192
Comprehensive (loss) income attributable to TechFaith	$(11,545)	$1,253	$1,476

Weighted average shares outstanding
Basic	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	March 31, 2014	December 31, 2013
Assets

Current assets:

Cash and cash equivalents	$258,507	$265,649

Accounts receivable, net of allowances of $605 and $543 as of March 31, 2014 and December 31, 2013, respectively	15,613	17,100

Notes receivable	41	58

Inventories, net	13,461	13,576

Prepaid expenses and other current assets	10,277	10,436

Total current assets	$297,899	$306,819

Property, plant and equipment, net	$96,519	$94,282

Land use rights, net	10,393	10,729

Acquired intangible assets, net	3,653	2,798

Total assets	$408,464	$414,628

Liabilities and shareholders’ equity
Current liabilities:

Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2014 and December 31, 2013, respectively)	11,845	14,247
Short-term loan (including short-term loan of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2014 and December 31, 2013, respectively)	15,350	15,350
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $184 and $189 as of March 31, 2014 and December 31, 2013, respectively)	25,991	21,302
Advance from customers (including advance from customers of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2014 and December 31, 2013, respectively)	8,976	9,525

Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2014 and December 31, 2013, respectively)	3,927	3,854
Income tax payable (including income tax payable of consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $22 and $22 as of March 31, 2014 and December 31, 2013, respectively)	190	254
Put option liability (including income tax payable of consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2014 and December 31, 2013, respectively)	1,890	1,830

Total current liabilities	$68,169	$66,362

Long-term loan (including income tax payable of consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2014 and December 31, 2013, respectively)	5,116	290

Total liabilities	$73,285	$66,652

Shareholders’ equity

Ordinary shares of par value $0.00002: (50,000,000,000,000 shares authorized; shares issued and outstanding, 794,003,193 and 794,003,193 as of March 31, 2014 and December 31, 2013, respectively)	$16	$16
Additional paid-in capital	144,376	144,083
Accumulated other comprehensive income	47,189	55,841
Statutory reserve	23,730	23,730
Retained earnings	87,516	90,409

Total Techfaith shareholders’ equity	$302,827	$314,079

Noncontrolling interest	$32,352	$33,897

Total shareholders’ equity	$335,179	$347,976

Total liabilities and shareholders’ equity	$408,464	$414,628